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EXHIBIT (a)(1)(G)

SUPPLEMENT TO
OFFER TO PURCHASE FOR CASH
ALL OUTSTANDING SHARES OF COMMON STOCK
OF
AMX CORPORATION
AT
$22.50 NET PER SHARE
BY
AMHERST ACQUISITION CO.
A WHOLLY-OWNED SUBSIDIARY OF
THRALL OMNI COMPANY, INC.
AN AFFILIATE OF
DUCHOSSOIS INDUSTRIES, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, MARCH 23, 2005, UNLESS THE OFFER IS EXTENDED.

THE OFFER IS BEING MADE PURSUANT TO AN AGREEMENT AND PLAN OF MERGER, DATED AS OF FEBRUARY 15, 2005 (THE "MERGER AGREEMENT"), BY AND AMONG THRALL OMNI COMPANY, INC. ("THRALL OMNI"), AMHERST ACQUISITION CO., A WHOLLY-OWNED SUBSIDIARY OF THRALL OMNI ("SUBCORP"), AND AMX CORPORATION ("AMX"). THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE (THE "SHARES"), OF AMX THAT REPRESENTS AT LEAST A MAJORITY (DETERMINED ON A FULLY DILUTED BASIS TO INCLUDE ALL OUTSTANDING STOCK OPTIONS AND ANY OTHER RIGHTS TO ACQUIRE SHARES ON THE DATE OF PURCHASE) OF ALL OUTSTANDING SHARES. THE OFFER ALSO IS SUBJECT TO OTHER CONDITIONS SET FORTH IN THIS OFFER TO PURCHASE. SEE SECTION 14—"CONDITIONS OF THE OFFER."

THE BOARD OF DIRECTORS OF AMX HAS UNANIMOUSLY (I) APPROVED THE MERGER AGREEMENT, AND DEEMED THE MERGER AGREEMENT, THE OFFER, THE MERGER AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT ADVISABLE, FAIR TO AND IN THE BEST INTERESTS OF THE AMX SHAREHOLDERS, (II) APPROVED THE MERGER AGREEMENT, THE SUPPORT AGREEMENTS AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT AND THE SUPPORT AGREEMENTS, INCLUDING THE OFFER AND THE MERGER IN ALL RESPECTS AND FOR PURPOSES OF ARTICLE 13.03 OF THE TEXAS BUSINESS CORPORATION ACT AND (III) RECOMMENDS THAT THE AMX SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES UNDER THE OFFER TO SUBCORP.

IMPORTANT

Any AMX shareholder wishing to tender Shares in the Offer must either (i) complete and sign the letter of transmittal (or a facsimile thereof) in accordance with the instructions in the letter of transmittal previously circulated with the Offer to Purchase, dated February 24, 2005, and mail or deliver the letter of transmittal and all other required documents to The Bank of New York (the "Depositary") together with certificates representing Shares tendered or follow the procedure for book-entry transfer set forth in Section 3 of the Offer to Purchase, dated February 24, 2005—"Procedures for Accepting the Offer and Tendering Shares" or (ii) request the AMX shareholder's broker, dealer, commercial bank, trust company or other nominee to effect the tender of Shares to Subcorp. An AMX shareholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that person if the AMX shareholder wishes to tender those Shares.

Any AMX shareholder that wishes to tender Shares and cannot deliver certificates representing those Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined below) or that cannot comply with the procedures for book-entry transfer on a timely basis may tender the Shares pursuant to the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase, dated February 24, 2005—"Procedures for Accepting the Offer and Tendering Shares." Questions and requests for assistance may be directed to Georgeson Shareholder Communications, Inc., the Information Agent, or Goldman Sachs & Co., the Dealer Manager, at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Supplement, the Offer to Purchase, the letter of transmittal, the notice of guaranteed delivery and other related materials may be obtained from the Information Agent or the Dealer Manager. AMX shareholders also may contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

This Supplement should be read in conjunction with the Offer to Purchase, dated February 24, 2005, and the related Letter of Transmittal. This Supplement, the Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

The Dealer Manager for the Offer is:

Goldman, Sachs & Co.

March 16, 2005

To: All Holders of Shares of Common Stock of AMX Corporation

        This Supplement, dated March 16, 2005, to the Offer to Purchase (this "Supplement") supplements the Offer to Purchase, dated February 24, 2005 (the "Original Offer to Purchase"). The Original Offer to Purchase and this Supplement are collectively referred to herein as the "Offer to Purchase."

        Except as otherwise stated herein, the terms and conditions set forth in the Original Offer to Purchase and the Letter of Transmittal remain applicable in all respects to the Offer (as defined below).

        This Supplement contains important information which should be read carefully before any decision is made with respect to the Offer. The information in the Original Offer to Purchase is hereby expressly incorporated herein by reference, except as amended and supplemented herein. You should read this Supplement together with the Original Offer to Purchase, dated February 24, 2005, which was previously mailed to you.

        This Supplement is being delivered for the purpose of supplementing certain terms of the Offer. Capitalized terms used in this Supplement that are not defined herein shall have the meanings ascribed to such terms in the Original Offer to Purchase.

        Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date (as defined herein) and, unless theretofore accepted for payment pursuant to the Offer, also may be withdrawn at any time after April 24, 2005. See "Withdrawal Rights"—Section 4 of the Original Offer to Purchase for the procedures for withdrawing Shares tendered pursuant to the Offer.

        Shareholders who have previously validly tendered and not properly withdrawn their Shares pursuant to the Offer are not required to take any further action, except as may be required by the procedure for guaranteed delivery if such procedure was utilized.

Introduction

        Amherst Acquisition Co. ("Subcorp"), a Texas corporation and a wholly-owned subsidiary of Thrall Omni Company, Inc., a Delaware corporation ("Thrall Omni"), which is an affiliate of Duchossois Industries, Inc., an Illinois corporation ("DII"), is offering to purchase all outstanding shares ("Shares") of common stock of AMX Corporation, a Texas corporation ("AMX"), at a purchase price of $22.50 per Share, net to the seller in cash, without interest (the "Per Share Amount"), on the terms and subject to the conditions set forth in this Supplement, the Original Offer to Purchase and in the related Letter of Transmittal (which, together with this Supplement and the Original Offer to Purchase, and any amendments or supplements hereto or thereto, collectively constitute the "Offer").

Summary Term Sheet

        The section of the Original Offer to Purchase entitled "Summary Term Sheet" is amended as follows:

  The text "(other than 60,000 shares held by Robert Carroll which will be exchanged in the Merger)" is replaced with the text "(other than 60,000 shares held by Robert Carroll which will be exchanged in the Merger for $22.50 per Share in cash, without interest)" under the caption "Principal Shareholders' Support Agreements" and in every other place in the Original Offer to Purchase where such text appears.

  The second bullet point under the caption "Conditions and Termination" is deleted as early termination of the waiting period under the HSR Act was granted on March 1, 2005. All other references in the Original Offer to Purchase to the consummation of the Offer being conditioned upon expiration or termination of all waiting periods imposed by the HSR Act are hereby deleted as early termination of the waiting period under the HSR Act was granted on March 1, 2005.

Frequently Asked Questions

        The section of the Original Offer to Purchase entitled "Frequently Asked Questions" is supplemented as follows:

  The following language is added as the penultimate sentence in the answer to the question "Do you have the financial resources to make payment?":

    Thrall Omni and Duchossois Industries, Inc. do not have any alternative financing arrangements or alternative financing plans to fund the purchase of all outstanding Shares in the Offer and to complete the Merger.

THE OFFER

1.     Terms of the Offer

        Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Subcorp will purchase all Shares validly tendered and not properly withdrawn in accordance with the procedures set forth in Section 3—"Procedures for Accepting the Offer and Tendering Shares" in the Original Offer to Purchase.

        Tendering shareholders may continue to use the original Letter of Transmittal and the original Notice of Guaranteed Delivery previously circulated with the Original Offer to Purchase.

8.     Information Concerning AMX

        The second sentence of the first full paragraph on page 13 of the Original Offer to Purchase relating to the accuracy of information concerning AMX is hereby deleted.

        The first full paragraph on page 13 of the Original Offer to Purchase relating to the accuracy of information concerning AMX is supplemented by adding the following at the end thereof:

  None of DII, Thrall Omni, Subcorp, or any of their respective affiliates, the Dealer Manager, the Information Agent or the Depositary have any means of verifying the accuracy or completeness of any of the information contained herein which is derived from AMX's filings with the Commission or whether there has been any failure by AMX to disclose events which may have occurred or may affect the significance or accuracy of any such information.

        The first sentence of the second full paragraph on page 14 of the Original Offer to Purchase relating to AMX projections is amended by substituting the following in lieu thereof:

  The projections provided by AMX management to DII included the following for AMX on a consolidated basis. The decrease in net income projected for 2006 is principally due to (i) projected lower gross margins on expanded sales and (ii) the return to a projected 35% tax rate.

        The third full paragraph on page 14 of the Original Offer to Purchase relating to AMX projections is supplemented by inserting the following at the end thereof:

  These upside case revenue scenarios depend on the addition of significant new customers for products and solutions that are now under, or are anticipated to be under, development. No assurance can be made that AMX will be successful in its efforts to acquire such new customers and develop such new products and solutions.

10.   Background of the Offer; Past Contacts or Negotiations with AMX

        The sixth full paragraph on page 16 of the Original Offer to Purchase relating to the background of the Offer is supplemented by adding the following after the first sentence thereof:

  The 23 third parties identified by AMX and Seven Hills were technology, automation and control, digital media and industrial companies.

        The seventh full paragraph on page 18 of the Original Offer to Purchase relating to the background of the Offer is supplemented by adding the following after the first sentence thereof:

  Mr. Carroll noted that AMX had not received a proposal from Company A. Rather, representatives of Company A and AMX had discussed a possible combination of AMX and Company A in which Company A stock could be a significant part of the consideration to be received by AMX shareholders, but no exchange rate or other measure of the value to be received by AMX shareholders had been discussed. Mr. Carroll also noted that Company A's stock was even more thinly traded than AMX's.

        The seventh full paragraph on page 18 of the Original Offer to Purchase relating to the background of the Offer is supplemented by substituting the following in lieu of the third sentence thereof:

  Mr. Carroll and a representative of Seven Hills described the terms of the Company B and DII bids to the board of directors, including the fact that DII's bid was for a higher price per share and did not contain a financing contingency.

        The third full paragraph on page 19 of the Original Offer to Purchase relating to the background of the Offer is supplemented by adding the following at the end thereof:

  AMX's agreement to enter into such exclusive negotiations with DII was subject to the right to consider any superior offer from another party. AMX agreed to such exclusivity only after DII had produced a more attractive bid than Company B and Company B had refused to increase its original proposal.

        The seventh full paragraph on page 20 of the Original Offer to Purchase relating to the background of the Offer is supplemented by inserting the following after the second sentence thereof:

  The board discussed at length whether to enter into a transaction with DII or to continue further discussions with Company B. The board noted that (i) Company B had submitted two bids, both of which were less than the amount currently being offered by DII, (ii) Company B's offer remained subject to due diligence, which the board believed could result in a decrease in the price offered or withdrawal of the offer by Company B following completion by Company B of its due diligence, (iii) providing access to further due diligence materials could adversely affect AMX if Company B, which was a potential strategic buyer, later entered AMX's business, and (iv) most importantly, the board felt that protracted due diligence by and negotiations with Company B could result in the withdrawal of DII's current proposal.

11.   Purpose of the Offer; the Merger Agreement; the Support Agreements; the Confidentiality Agreement; Statutory Requirements; Appraisal Rights; "Going Private" Transactions; Plans for AMX

        Paragraph (i) ("Recent Developments Relating to AMX") on page 38 of the Original Offer to Purchase is amended and supplemented by inserting the following in lieu thereof:

        On February 16, 2005, a purported shareholder class action was filed by Kenneth Alexander ("Plaintiff") on behalf of himself and all others similarly situated, against AMX and AMX's board of directors. This lawsuit is described below:

  KENNETH ALEXANDER, ON BEHALF OF HIMSELF AND ALL OTHERS SIMILARLY SITUATED V. ROBERT J. CARROLL, LARRY GOLDSTEIN, TOM HARRISON, RICHARD SMITH, JOHN WILSON, DAVID R. RICHARD AND AMX CORPORATION, CASE NO. 380-00562-05, IN THE DISTRICT COURT OF COLLIN COUNTY, TEXAS, 380th JUDICIAL DISTRICT.

  This lawsuit, allegedly brought on behalf of Plaintiff and a class of AMX shareholders, alleges, among other things, that the defendants breached their duties of good faith, care, loyalty and disclosure in connection with the Offer. Plaintiff alleges that the defendants violated their fiduciary duties by failing to seek the highest price for AMX's shares and that the defendants have failed to provide AMX shareholders with material information necessary for AMX shareholders to make an informed decision with respect to the Offer. The Plaintiff seeks, among other things, (i) a declaration that the Merger Agreement was entered into in breach of the fiduciary duties of AMX's board of directors, (ii) to enjoin the defendants from proceeding in accordance with the Merger Agreement, (iii) to enjoin the defendants from consummating the Merger, or a business combination with a third party, until AMX adopts and implements a procedure or process, such as an auction, to obtain the highest possible price for AMX, (iv) directing the AMX board of directors to exercise their fiduciary duties to obtain a transaction which is in the best interests of shareholders until the process for the sale or auction of AMX is completed and the highest possible price is obtained, (v) rescission of the Merger Agreement, (vi) appropriate damages for Plaintiff and the class of AMX shareholders Plaintiff purports to represent, (vii) an award of Plaintiff's costs and disbursements in connection with this lawsuit, including reasonable attorneys' and experts' fees and (viii) a grant of such other and further relief as may be deemed just and proper.

          On March 1, 2005, Plaintiff filed an amended petition in The District Court of Collin County, Texas, 380th Judicial District (the "Collin County District Court") seeking, among other things, a hearing and a temporary injunction against the defendants. On the same day, Plaintiff also filed a motion for expedited proceedings, including expedited discovery.

          On March 7, 2005, the Collin County District Court entered an order for expedited discovery agreed to by Plaintiff and the defendants. The Collin County District Court also set a hearing on Plaintiff's motion for a temporary injunction against defendants for 9:00 a.m. on March 18, 2005.

  The defendants continue to believe that this lawsuit is without merit and intend to vigorously contest the action.

12.   Source and Amount of Funds

        The fifth full paragraph on page 38 of the Original Offer to Purchase relating to the financing of the Offer is supplemented by inserting the following at the end thereof:

  Thrall Omni and DII do not have any alternative financing arrangements or alternative financing plans to fund the purchase of all outstanding Shares in the Offer and to complete the Merger.

14.   Conditions to the Offer

        The first full paragraph on page 40 of the Original Offer to Purchase relating to the conditions to the Offer is amended by replacing the first sentence thereof with the following:

  The foregoing conditions are for the sole benefit of Thrall Omni and Subcorp, may be asserted by Thrall Omni or Subcorp, regardless of the circumstances giving rise to any such conditions, and, except for the Minimum Condition, may be waived by Thrall Omni or Subcorp in whole or in part at any time and from time to time until expiration of the Offer, subject to the terms of the Merger Agreement.

        The second full paragraph on page 42 of the Original Offer to Purchase relating to antitrust approvals is amended by substituting the following in lieu of the third through eighth sentences thereof:

  Early termination of the waiting period under the HSR Act was granted on March 1, 2005.

17.   Miscellaneous

        The Original Offer to Purchase is supplemented by inserting the following immediately below the caption "Miscellaneous" on page 43:

  Interests of AMX Directors and Executive Officers in the Merger.

  In considering the recommendation of the AMX board of directors with respect to the Merger, AMX shareholders should be aware that certain executive officers and directors of AMX have certain interests in the Merger that may be different from, or in addition to, the interests of AMX shareholders generally. The AMX board of directors was aware of the interests described below and considered them, among other factors, when adopting the Merger Agreement and recommending that AMX shareholders accept the Offer and tender their Shares under the Offer. These interests are summarized below.

  Stock Options and Restricted Share Grants.    Directors and executive officers of AMX may tender any of their Shares (including unvested restricted share grants) or receive Merger Consideration with respect to any of such Shares not tendered in the same manner as other AMX shareholders. All outstanding Options, whether vested or unvested, and whether or not held by directors and executive officers, will be converted into the right to receive the Option Consideration.

  Unvested Restricted Shares and Unvested Options.    The following table sets forth the number of shares subject to unvested Options, if any, held by AMX's named executive officers, the number of unvested restricted share grants, if any, held by AMX's named executive officers and the amounts to be received in respect of such Options and restricted share grants upon their tender in the

  Offer and exchange in the Merger, as applicable. The directors, other than Mr. Carroll, hold no unvested Options or unvested restricted share grants.

Name	Unvested Restricted Shares	Total $ To Be Received for Unvested Restricted Shares	Unvested Options	Net $ To Be Received for Unvested Options	Total $ To Be Received for Unvested Restricted Shares and Options
C. Chris Apple Executive	25,000	$562,500.00	13,333	$274,259.81	$836,759.81
Robert J. Carroll Executive/Director	113,750	2,559,375.00	120,000	649,200.00	3,208,575.00
Carl D. Evans Executive	22,750	511,875.00	16,666	342,819.62	854,694.62
Peter C. Nohren Executive	20,250	455,625.00	10,000	205,700.00	661,325.00
Scott D. Norder Executive	30,000	675,000.00	20,000	407,400.00	1,082,400.00
Rashid M. Skaf Executive	30,000	675,000.00	13,333	274,259.81	949,259.81

  Shares and Vested Options.    The following table sets forth the number of Shares owned by AMX's directors and named executive officers, the number of vested Options, if any, held by AMX's directors and named executive officers, and the amounts to be received in respect of such Shares and Options.

Name	Shares Owned*	Total $ To Be Received for Shares Owned	Vested Options	Net $ To Be Received for Vested Options	Total $ To Be Received for Shares and Options
Lawrence N. Goldstein Director	7,500	$168,750.00	57,340	$960,725.14	$1,129,475.14
Thomas L. Harrison Director	—	—	60,540	1,015,741.06	1,015,741.06
David R. Richard Director	2,500	56,250.00	41,340	642,325.14	698,575.14
Richard L. Smith Director	—	—	88,565	1,569,133.29	1,569,133.29
John E. Wilson Director	2,800	63,000.00	57,340	961,845.14	1,024,845.14
C. Chris Apple Executive	47,926	1,078,335.00	66,667	1,334,140.19	2,412,475.19
Robert J. Carroll Executive/Director	18,992	427,320.00	315,000	6,280,385.00	6,707,705.00
Carl D. Evans Executive	26,102	587,295.00	58,334	1,112,430.38	1,699,725.38
Peter C. Nohren Executive	14,520	326,700.00	55,000	1,111,350.00	1,438,050.00
Scott D. Norder Executive	2,100	47,250.00	50,000	1,016,600.00	1,063,850.00
Rashid M. Skaf Executive	24,600	553,500.00	66,667	1,334,140.19	1,887,640.19

  *
  Includes vested restricted share grants.

  Under the Support Agreements, the executive officers of AMX have agreed, subject to certain conditions, to tender all of their Shares to Subcorp in the Offer, except that Mr. Carroll will not tender the 60,000 restricted share grants he received in December 2004, in order to avail himself of an exemption under the federal securities laws for "short-swing" sales, which avoids the forfeiture of any value he will receive. These 60,000 restricted share grants will be exchanged in the Merger for $22.50 per Share in cash, without interest.

  Indemnification and Insurance.    The Merger Agreement provides that all rights to indemnification from liabilities for acts or omissions occurring prior to the Effective Time existing in favor of current or former officers or directors of AMX under AMX's Articles of Incorporation will be assumed by the Surviving Corporation and will continue in full force and effect following completion of the Merger.

  The Merger Agreement also provides that for six years after the Effective Time, Thrall Omni will maintain policies of directors' and officers' liability insurance covering each person who was covered under the policies of directors' and officers' liability insurance maintained by AMX as of February 15, 2005 with substantially the same coverage and containing substantially similar terms and conditions as such existing policies.

  Employment Agreements and Other Arrangements.    The executive officers of AMX have not entered into any employment arrangements with DII, Thrall Omni or any of their respective affiliates. The only arrangements that the AMX executive officers expect to have in place at the Effective Time are the existing employment agreements between AMX and certain executive officers as more fully described under the heading "Employment Agreements" on page A-17 of the Information Statement attached as Annex A to the Schedule 14D-9 filed with the Commission by AMX on February 24, 2005 and previously mailed to you.

  AMX amended and restated its employment agreement with Mr. Carroll on January 5, 2005, to be effective as of December 10, 2004. Mr. Carroll's previous agreement (the "Old Carroll Agreement") had been scheduled to expire on March 31, 2005 and the Compensation Committee commenced negotiation of the amended and restated agreement (the "New Carroll Agreement") with Mr. Carroll in mid-2004. The New Carroll Agreement provides for an increase in Mr. Carroll's base salary from $375,000 to $410,000. Furthermore, under the Old Carroll Agreement, if Mr. Carroll was terminated without cause, AMX was required to pay, among other things, severance payments in an amount equal to the base salary that would have been payable to him over the longer of (i) the period commencing on the date of termination and ending at the expiration of 12 months following the date of termination and (ii) the remaining term of the agreement. AMX was not required to pay any prorated bonus payments. Under the New Carroll Agreement, if Mr. Carroll is terminated without cause, AMX is required to pay, among other things, severance pay in an amount equal to the base salary that would be payable to him over the period commencing on the date of termination and ending at the expiration of 24 months following the date of termination, and AMX is required to pay a prorated bonus payment, if applicable in accordance with the New Carroll Agreement, with respect to the fiscal year in which the termination occurs. Depending on the timing of a termination of employment and the financial performance of AMX at the time of such termination, Mr. Carroll's severance pay under the New Carroll Agreement may be more or less than it would have been under the Old Carroll Agreement. In addition, if Mr. Carroll's employment is terminated by AMX without cause or by Mr. Carroll for good reason due to any purported reduction in the base salary payable to him under the New Carroll Agreement at any time following a change in control, or is otherwise terminated by Mr. Carroll following the six month anniversary of a change of control, AMX will pay to Mr. Carroll, in addition to any amounts otherwise payable under the New Carroll Agreement, a lump sum stay bonus equal to six months of Mr. Carroll's then current base salary. This provision was added by the Compensation Committee in order to induce Mr. Carroll to provide transition services in the event that the AMX was sold. On the effective date of the New Carroll Agreement, Mr. Carroll also was granted 120,000 stock options and 60,000 restricted share grants.

  AMX entered into an employment agreement with Mr. Apple on January 25, 2005, to be effective as of December 3, 2004 (the "New Apple Agreement") in order to replace Mr. Apple's previous agreement (the "Old Apple Agreement"), which expired on December 3, 2004. The New Apple Agreement reflected a prior increase in Mr. Apple's base salary from $175,000 to $195,000. Furthermore, under the Old Apple Agreement, if Mr. Apple was terminated without cause, Mr. Apple was entitled to a severance payment in an amount equal to six months base salary paid in equal installments over six months and was eligible for consideration for a pro-rated discretionary bonus on the same basis as if he had remained employed for such six-month period. Under the New Apple Agreement, Mr. Apple is entitled to a severance payment in an amount equal to twelve months base salary paid in equal installments over 12 months (the "Severance Period") and is eligible for consideration for a pro-rated discretionary bonus on the same basis as if he had remained employed during the Severance Period. In addition, if Mr. Apple is terminated without cause, AMX shall pay his COBRA premiums during the Severance Period, any of his stock option rights that would have vested during the Severance Period had he remained employed during the Severance Period shall accelerate and vest immediately on the date he is terminated without cause, and AMX shall pay up to $15,000 for outplacement services for Mr. Apple during the Severance Period.

  Other named executive officers who may be entitled to severance payments are Messrs. Evans, Nohren and Norder. The severance payments due to each of these executive officers upon termination without cause are more fully explained under the heading "Employment Agreements" on page A-17 of the Information Statement attached as Annex A to the Schedule 14D-9 filed with the Commission by AMX on February 24, 2005 and previously mailed to you.

  AMX is not aware that there is any executive officer who will not be continuing his employment with AMX following the Effective Date.

        The Original Offer to Purchase is supplemented by inserting the following immediately after the fifth full paragraph on page 43:

  Forward-looking statements made by DII, Thrall Omni, Subcorp and AMX in connection with the Offer, whether made prior to or after the date hereof, are not entitled to the benefit of the safe harbor protections afforded by the Private Securities Litigation Reform Act of 1995.

AMHERST ACQUISITION CO.

March 16, 2005

        Facsimile copies of Letters of Transmittal, properly completed and duly executed, will be accepted. The appropriate Letter of Transmittal, the Share Certificates and any other required documents should be sent or delivered by each AMX shareholder or the AMX shareholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

THE BANK OF NEW YORK

By Hand Delivery:	By Mail:	By Overnight Courier:
The Bank of New York Reorganization Services 101 Barclay Street, 1-E Receive and Deliver Window New York, NY 10286	The Bank of New York Reorganization Services P.O. Box 859208 Braintree, MA 02185-9208	The Bank of New York Reorganization Services 161 Bay State Road Braintree, MA 02184

For Notice of Guaranteed Delivery
(for Eligible Institutions Only)
By Facsimile Transmission: (781) 380-3388
To Confirm Facsimile Transmission Only:
(781) 843-1833, Ext. 200

        You may direct questions and requests for assistance to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. You may obtain additional copies of this Supplement, the Offer to Purchase, the related Letter of Transmittal and other tender offer materials from the Information Agent as set forth below, and they will be furnished promptly at Thrall Omni's expense. You also may contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

17 State Street, 10th Floor
New York, New York 10004
Banks and Brokers call: (212) 440-9800
or
All Others Call Toll-Free: (877) 278-9676
 The Dealer Manager for the Offer is:
GOLDMAN, SACHS & CO.
85 Broad Street
New York, New York 10004
(212) 902-1000
(800) 323-5678 (Toll-Free)

QuickLinks

SUPPLEMENT TO OFFER TO PURCHASE FOR CASH ALL OUTSTANDING SHARES OF COMMON STOCK OF AMX CORPORATION AT $22.50 NET PER SHARE BY AMHERST ACQUISITION CO. A WHOLLY-OWNED SUBSIDIARY OF THRALL OMNI COMPANY, INC. AN AFFILIATE OF DUCHOSSOIS INDUSTRIES, INC.